भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला, वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल, वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 26.03.2010
Ref. No. : CC/S&B/VKJ/ 3478

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 22
PROPOSED ACQUISITION OF STATE BANK OF INDORE
ISSUANCE OF SHARES OF SBI TO MINORITY SHAREHOLDERS OF STATE BANK OF INDORE

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/ 3465dated 26.03.2010, addressed to Bombay Stock Exchange, Mumbai.


10015505

Yours faithfully,



(S. S. Pradhan)
General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंज़िल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 26.03.2010
Ref. No. : CC/S&B/VKJ/3465

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CLAUSE 22
PROPOSED ACQUISITION OF STATE BANK OF INDORE
ISSUANCE OF SHARES OF SBI TO MINORITY SHAREHOLDERS OF STATE BANK OF INDORE

In terms of Clause 22 of the Listing Agreement, we advise that the Central Board of the Bank, in its meeting held on 26.03.2010, has approved issuance of maximum 1,16,052 shares, of face value of Rs.10 each, to the minority shareholders of State Bank of Indore as on record date at the agreed swap ratio (34 shares of State Bank of India for every 100 shares of State Bank of Indore), resulting in increase in the issued Capital of State Bank of India from Rs.634,96,85,000.00 to Rs.635,08,45,520.00 (maximum), subject to approval of the Scheme of Acquisition of State Bank of Indore by Government of India.

Yours faithfully,



(S. S. Pradhan)
General Manager



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मंजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
APR 06 2010
Washington, DC
110

Date :
Ref. No. :

FILE NO. 82.4524

No. CC/S&B/VKJ/ 3482 26.03.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
COMMENCEMENT OF LIMITED OPERATIONS BY
SBI GENERAL INSURANCE COMPANY LTD.,
A SUBSIDIARY OF STATE BANK OF INDIA

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/3467 dated 26.03.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 26.03.2010
Ref. No. : No./CC/S&B/VKJ/3467

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
COMMENCEMENT OF LIMITED OPERATIONS BY
SBI GENERAL INSURANCE COMPANY LTD.,
A SUBSIDIARY OF STATE BANK OF INDIA

In terms of Clause 36 of the Listing Agreement, we advise that SBI General Insurance Company Ltd., a subsidiary of State Bank of India, has launched its limited operations. Initially, the business will be written within a limited geographical area with a few commercial products. The subsidiary is in the process of setting up its comprehensive IT infrastructure and is expected to commence full scale operations later during the year.

Yours faithfully,



(S. S. Pradhan)
General Manager



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No. :

FILE NO. 82.4524

No. CC/S&B/VKJ/ 3489

26.03.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT:
SBI RIGHTS ISSUE 2008: ALLOTMENT OF 2422 RIGHTS SHARES KEPT IN ABEYANCE

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/3472 dated 26.03.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 26.03.2010
Ref. No. : No./CC/S&B/VKJ/3472

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT:
SBI RIGHTS ISSUE 2008: ALLOTMENT OF 2422 RIGHTS SHARES KEPT IN ABEYANCE

In terms of the Listing Agreement, we advise that the Executive Committee of Central Board of the Bank has approved allotment of 2422 Rights Shares to eligible shareholders under the SBI Rights Issue -2008. Allotment of aforesaid shares was kept in abeyance as the Equity Shares in respect of which the above shares issued earlier were subject matter of title disputes/sub judice and the same are allotted after resolution of the dispute.

Yours faithfully,



(S. S. Pradhan)
General Manager



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. :

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

No. CC/S&B/VKJ/ 3490

26.03.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
COMMENCEMENT OF OPERATIONS BY
SBI CUSTODIAL SERVICES PVT. LTD., A JOINT VENTURE COMPANY OF STATE BANK OF INDIA & SOCIETE GENERALE

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/3470 dated 26.03.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला, वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल, वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 26.03.2010
Ref. No. :

No./CC/S&B/VKJ/3470

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
COMMENCEMENT OF OPERATIONS BY
SBI CUSTODIAL SERVICES PVT. LTD., A JOINT VENTURE COMPANY OF STATE BANK OF INDIA & SOCIETE GENERALE

In terms of Clause 36 of the Listing Agreement, we advise that SBI and Societe Generale announce the launch of operations of their Joint Venture Company, SBI Custodial Services Private Limited.

Yours faithfully,



(S. S. Pradhan)
General Manager